SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

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[ ] Preliminary Proxy Statement
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TRUST FOR PROFESSIONAL MANAGERS
(Name of Registrant as Specified In Its Charter)

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Proxy Materials

PLEASE CAST YOUR VOTE NOW!

PMC CORE FIXED INCOME FUND
PMC DIVERSIFIED EQUITY FUND

Each a series of Trust for Professional Managers

c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
1-866-PMC-7338
(1-866-762-7338)

Dear Shareholder:

Envestnet Asset Management, Inc. ("Envestnet") has served as the investment adviser to the PMC Core Fixed Income Fund and PMC Diversified Equity Fund (each, a "Fund," and collectively, the "Funds"), each a series of Trust for Professional Managers (the "Trust"), since their inception. On March 25, 2010, Envestnet's parent company, Envestnet, Inc., filed a registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to an initial public offering of its shares. In connection with the initial public offering, Envestnet, Inc. will undergo a capital restructuring as a result which certain large shareholders of Envestnet, Inc., each presumptively a "control person" of Envestnet, Inc. currently by virtue of the fact that it owns more than 25% of the outstanding shares of Envestnet, Inc., will own less than 25% of the firm. As a result, a "change in control" of Envestnet, Inc. will occur. However, there will be no change to the management and key personnel of either Envestnet or Envestnet, Inc. as a result of the initial public offering or capital restructuring.

The change in control of Envestnet, Inc. also constitutes a change in control of Envestnet, which will trigger an automatic termination of the investment advisory agreement between Envestnet and the Trust with respect to the Funds.

I am writing to ask for your prompt vote for the approval of a new investment advisory agreement between the Trust, on behalf on the Fund, and Envestnet. The new investment advisory agreement will not result in any change of the Funds' investment strategies. This package contains information about the proposal to approve the new investment advisory agreement.

The proposal has been carefully reviewed by the Board of Trustees of the Trust. **The Board of Trustees unanimously recommends that you vote <u>FOR</u> the proposal.**

It is very important that we receive your vote before June 10, 2010. Voting is quick and easy. Everything you need is enclosed. To cast your vote:

- **PHONE: Call the toll-free number on your proxy card. Enter the control number on your proxy card and follow the instructions.**

- **INTERNET: Visit the website indicated on your proxy card. Enter the control number on your proxy card and follow the instructions.**

- **MAIL: Complete the proxy card(s) enclosed in this package. BE SURE TO SIGN EACH CARD before mailing it in the postage-paid envelope.**

I appreciate your participation and prompt response in this matter.

Sincerely,
/s/ Brandon R. Thomas
Brandon R. Thomas
Chief Investment Officer
Envestnet Asset Management, Inc.

Important information to help you understand and vote on the proposal:

Please read the full text of the proxy statement. Below is a brief overview of the proposal to be voted upon. Your vote is important.

What is this document and why did you send it to me?

We are sending this document to you for your use in deciding whether to approve a new investment advisory agreement with Envestnet Asset Management, Inc. ("Envestnet") to enable Envestnet to continue as the investment adviser for the PMC Core Fixed Income Fund and the PMC Diversified Equity Fund (each, a "Fund" and collectively, the "Funds"), each a series of Trust for Professional Managers (the "Trust"). This document includes a Notice of Special Meeting of Shareholders, a Proxy Statement, and a Proxy Card.

At a meeting of the Trust's Board of Trustees (the "Board of Trustees") held on April 20, 2010, the Board of Trustees approved, subject to shareholder approval, Envestnet as the investment adviser to the Funds and the new investment advisory agreement.

What am I being asked to vote on?

You are being asked to vote to approve a new investment advisory agreement between Envestnet and the Trust on behalf of the Funds.

Envestnet has served as the investment adviser to the Funds since their inception. On March 25, 2010, Envestnet's parent company, Envestnet, Inc., filed a registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to an initial public offering of its shares. In preparation for the initial public offering, Envestnet, Inc. will undergo a capital restructuring. Through this restructuring a large shareholder of Envestnet, Inc., EnvestNet Group, Inc., will merge with Envestnet, Inc. and will distribute the voting securities in Envestnet, Inc. that it owns to EnvestNet Group, Inc.'s shareholders. No former individual shareholder of EnvestNet Group, Inc. will own 25% or more of the outstanding voting securities of Envestnet, Inc. Also, another existing holder of more than 25% of Envestnet, Inc.'s voting securities, GRP II L.P. ("GRP"), will likely experience a dilution of its total ownership of Envestnet, Inc. to less than 25% of Envestnet, Inc.'s voting securities following the capital restructuring and the public offering. Thus, GRP will no longer hold a presumptive controlling interest in Envestnet, Inc. Finally, EnvestNet Group, Inc. and GRP, among others, are parties to a shareholders agreement that will automatically terminate as a result of the foregoing transactions. Since that agreement currently aggregates the voting power of EnvestNet Group, Inc. and GRP together, its termination could also be viewed to reduce or remove another "controlling block" of Envestnet, Inc.'s outstanding voting securities. However, there will be no change to the management and key personnel of either Envestnet or Envestnet, Inc. as a result of the initial public offering or capital restructuring.

The change in control of Envestnet, Inc. constitutes a change in control of Envestnet, which will trigger an automatic termination of the existing investment advisory agreement between Envestnet and the Trust on behalf of the Funds. Accordingly, each Fund needs shareholder approval to approve a new investment advisory agreement in order to re-engage Envestnet as the Funds' investment adviser on a permanent basis. There are no material differences between the present investment advisory agreement and the proposed new investment advisory agreement, other than their effective dates.

If Fund shareholders do not approve a new investment advisory agreement with Envestnet as the investment adviser for the Funds, then the Board of Trustees will have to consider other alternatives for the Funds including, upon termination of the current agreement, entering into an interim agreement with Envestnet pursuant to Rule 15a-4 of the Investment Company Act of 1940 (the "1940 Act") pursuant to which a Fund would have 150 days to obtain shareholder approval of a permanent agreement.

How will my approval of this proposal affect the management and operation of the Funds?

The Funds' investment strategies will not change as a result of the new investment advisory agreement with Envestnet. The same management teams and sub-advisers will continue to manage the Funds' portfolios.

How will my approval of this proposal affect the expenses of the Funds?

The proposed approval of the new investment advisory agreement with Envestnet will not result in an increase of the investment advisory fees paid by the Funds to Envestnet or in the Funds' total expenses.

What are the primary reasons for the selection of Envestnet as the investment adviser of the Funds?

The Board of Trustees weighed a number of factors in reaching its decision to approve Envestnet as the investment adviser for the Funds, including the history, reputation, qualifications and resources of Envestnet and that the current sub-advisers and portfolio management teams would continue to provide the day-to-day management of the Funds. The Board of Trustees also considered that, as a result of the proposal, the Funds' advisory fees would not increase. In addition, Envestnet has contractually agreed to waive its advisory fee and reimburse expenses of the Funds to the extent necessary to ensure that each Fund's total annual operating expenses do not exceed the Funds' current expense limitations. The agreement by Envestnet to waive advisory fees and/or reimburse expenses of the Funds will continue for the term of the new investment advisory agreement.

Are there any material differences between the present investment advisory agreement and the proposed new investment advisory agreement?

No. There are no material differences between the present investment advisory agreement and the proposed new investment advisory agreement, other than their effective dates.

Has the Board of Trustees approved the proposals?

Yes. The Board of Trustees has unanimously approved the proposal set forth herein, and recommends that shareholders also vote to approve the proposal.

Who is Broadridge Financial Solutions, Inc.?

Broadridge Financial Solutions, Inc. is a third party proxy vendor that the Funds have engaged to contact shareholders and record proxy votes. In order to hold a shareholder meeting, a quorum must be reached for each Fund. If a quorum is not attained for a Fund, the meeting must adjourn to a future date with respect to such Fund. Voting your shares immediately will help minimize additional solicitation expenses and prevent the need to call you to solicit your vote.

Who is paying for this proxy mailing and for the other expenses and solicitation costs associated with this shareholder meeting?

The expenses incurred in connection with preparing the proxy statement and its enclosures and all related legal and solicitations expenses will be paid by Envestnet.

Who is eligible to vote?

Shareholders of record of each Fund as of the close of business on March 31, 2010 (the "Record Date") are entitled to be present and to vote at the special meeting of shareholders (the "Special Meeting") or any adjournment thereof. Shareholders of record of each Fund at the close of business on the Record Date will be entitled to cast one vote for each full share and a fractional vote for each fractional share they hold on each proposal presented at the Special Meeting.

Q&A

What vote is required?

Approval of the new investment advisory agreement with Envestnet requires the vote of the "majority of the outstanding voting securities" of each Fund. Under the 1940 Act, a "majority of the outstanding voting securities" is defined as the lesser of: (1) 67% or more of the voting securities of the Fund entitled to vote present in person or by proxy at the Special Meeting, if the holders of more than 50% of the outstanding voting securities entitled to vote thereon are present in person or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund entitled to vote thereon.

How do I vote my shares?

Although you may attend the Special Meeting and vote in person, you do not have to. You can vote your shares by completing and signing the enclosed proxy card and mailing it in the enclosed postage-paid envelope. You may also vote by touch-tone telephone by calling the toll-free number printed on your proxy card and following the recorded instructions.

In addition, you may vote through the Internet by visiting www.proxyvote.com and following the on-line instructions. If you need any assistance, or have any questions regarding the proposal or how to vote your shares, please call 1-800-690-6903.

If you simply sign and date the proxy card but do not indicate a specific vote, your shares will be voted FOR the proposal and to grant discretionary authority to the persons named in the card as to any other matters that properly come before the Special Meeting. Abstentions will be treated as votes AGAINST the proposal.

Shareholders who execute proxies may revoke them at any time before they are voted by (1) filing with the Funds a written notice of revocation, (2) timely voting a proxy bearing a later date or (3) by attending the Special Meeting and voting in person.

How can a quorum be established?

One-third of a Fund's outstanding shares, present in person or represented by proxy, constitute a quorum at the Special Meeting for a Fund. Proxies returned for shares that represent broker non-votes, and shares whose proxies reflect an abstention on any item, are all counted as shares present and entitled to vote for purposes of determining whether the required quorum of shares exists. However, since such shares are not voted in favor of the proposal, they have the effect of counting as a vote AGAINST the proposal. If a quorum is not present for a Fund at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve a proposal are not received on behalf of a Fund, or if other matters arise requiring shareholder attention, persons named as proxy agents may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to such Fund.

Please complete, sign and return the enclosed proxy card in the enclosed envelope. You may vote your proxy by Internet or telephone in accordance with the instructions set forth on the enclosed proxy card. No postage is required if mailed in the United States.

Q&A   3

PMC CORE FIXED INCOME FUND
PMC DIVERSIFIED EQUITY FUND

Each a series of Trust for Professional Managers

c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
1-866-PMC-7338
(1-866-762-7338)

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders (the "Special Meeting") of the PMC Core Fixed Income Fund and the PMC Diversified Equity Fund (each, a "Fund" and collectively, the "Funds"), each a series of Trust for Professional Managers (the "Trust"), will be held at the offices of the Funds' administrator, U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin 53202, on Friday, June 11, 2010, at 9:00 a.m., Central time.

The purpose of the Special Meeting is to consider and act upon the following proposal and to transact such other business as may properly come before the Special Meeting or any adjournments thereof:

1. to approve an Investment Advisory Agreement between Envestnet Asset Management, Inc. and the Trust on behalf of the Funds; and

2. to transact such other business as may properly come before the Special Meeting or any adjournments thereof.

The Trust's Board of Trustees has fixed the close of business on March 31, 2010 as the record date for the determination of the shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments thereof.

By order of the Board of Trustees of the Trust,

Rachel A. Spearo, Secretary

May 3, 2010

Your vote is important – please vote your shares promptly.

Shareholders are invited to attend the Special Meeting in person. Any shareholder who does not expect to attend the Special Meeting is urged to vote using the touch-tone telephone or Internet voting instructions found on the enclosed proxy card or indicate voting instructions on the enclosed proxy card, date and sign it, and return it in the envelope provided, which needs no postage if mailed in the United States. In order to avoid unnecessary expense, we ask your cooperation in responding promptly, no matter how large or small your holdings may be.

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS OF

PMC CORE FIXED INCOME FUND
PMC DIVERSIFIED EQUITY FUND

Each a series of Trust For Professional Managers

c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
1-866-PMC-7338
(1-866-762-7338)

TO BE HELD ON JUNE 11, 2010

This Proxy Statement is furnished in connection with a solicitation of proxies made by, and on behalf of, the Board of Trustees (the "Board of Trustees") of Trust for Professional Managers (the "Trust") and its series, the PMC Core Fixed Income Fund and the PMC Diversified Equity Fund (each, a "Fund" and collectively, the "Funds" or the "PMC Funds"), and at any adjournments thereof (the "Special Meeting"), to be held on Friday, June 11, 2010 at 9:00 a.m., Central time, at the offices of the Funds' administrator, U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin 53202.

Shareholders of record of each Fund at the close of business on the record date, established as March 31, 2010 (the "Record Date"), are entitled to notice of, and to vote at, the Special Meeting. This proxy statement is expected to be mailed to shareholders on or about May 5, 2010. The Special Meeting is being held to vote on the following proposal and to transact such other business as may properly come before the Special Meeting or any adjournments thereof:

PROPOSAL. **To Approve an Investment Advisory Agreement Between Envestnet Asset Management, Inc. and the Trust on behalf of the Funds.**

Shareholders of the Funds are being asked to approve a new investment advisory agreement between Envestnet Asset Management, Inc. ("Envestnet" or the "Adviser") and the Trust on behalf of the Funds.

Important Notice Regarding the Availability of Proxy Materials for the
Shareholder Meeting to be Held on June 11, 2010:

The Notice of Special Meeting, Proxy Statement and Proxy Card are available at **www.proxyvote.com**. Enter the control number provided on your Proxy Card and follow the instructions. To obtain directions to attend the Special Meeting, please call **(866) PMC-7338**. **For a free copy of the Funds' latest annual and/or semi-annual reports, call (866) PMC-7338, visit the Funds' website at www.investpmc.com or write to the Funds, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701.**

Background

Envestnet has served as the investment adviser to the Funds since their inception. On March 25, 2010, Envestnet's parent company, Envestnet, Inc., filed a registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to an initial public offering of its shares. In preparation for the initial public offering, Envestnet, Inc. will undergo a capital restructuring. Through this restructuring a large shareholder of Envestnet, Inc., EnvestNet Group, Inc., will merge with Envestnet, Inc. and will distribute the voting securities in Envestnet, Inc. that it owns to EnvestNet Group, Inc.'s shareholders. No former individual shareholder of EnvestNet Group, Inc. will own 25% or more of the outstanding voting securities of Envestnet, Inc. Also, another existing holder of more than 25% of Envestnet, Inc.'s voting securities, GRP II L.P. ("GRP"), will likely experience a dilution of its total ownership of Envestnet, Inc. to less than 25% of Envestnet, Inc.'s voting securities following the capital restructuring and the public offering. Thus, GRP will no longer hold a presumptive controlling interest in Envestnet, Inc. Finally, EnvestNet Group, Inc. and GRP, among others, are parties to a shareholders agreement that will automatically terminate as a result of the foregoing transactions. Since that agreement currently aggregates the voting power of EnvestNet Group, Inc. and GRP together, its termination could also be viewed to reduce or remove another "controlling block" of Envestnet, Inc.'s outstanding voting securities. However, there will be no change to the management and key personnel of either Envestnet or Envestnet, Inc. as a result of the initial public offering or capital restructuring.

The change in control of Envestnet, Inc. constitutes a change in control of Envestnet. Under the Investment Company Act of 1940, as amended (the "1940 Act"), an investment advisory agreement automatically terminates when an investment adviser undergoes a change in control.

With the change in control of Envestnet and the resulting termination of Envestnet's investment advisory agreement with the Trust on behalf of the Funds, the Board of Trustees was required to take action to approve the necessary arrangements for the continued management of the Funds by the same investment adviser.

At meeting of the Board of Trustees held on April 20, 2010, the Board of Trustees, including a majority of Trustees who are not "interested persons," as that term is defined under the 1940 Act (the "Independent Trustees"), voted unanimously to approve the proposed new investment advisory agreement (the "New Investment Advisory Agreement") between Envestnet and the Trust on behalf of the Funds, retaining Envestnet as investment adviser for the Funds. The Board also voted unanimously to recommend that each Fund's shareholders approve the New Investment Advisory Agreement.

Accordingly, each Fund needs shareholder approval to re-engage Envestnet as its investment adviser on a permanent basis. If a Fund's shareholders do not approve Envestnet as the investment adviser for the Fund, then the Board will have to consider other alternatives for the Fund including, upon termination of the current agreement, entering into an interim agreement with Envestnet pursuant to Rule 15a-4 under the 1940 Act pursuant to which such Fund would have 150 days to obtain shareholder approval of a permanent agreement.

To achieve the investment objectives of the PMC Core Fixed Income Fund and the PMC Diversified Equity Fund, Envestnet utilizes sub-advisers with expertise in various types of investment strategies using a "manager of managers" approach. Envestnet selects the sub-advisers for the Funds, subject to approval by the Board of Trustees, and allocates the assets of each Fund among its respective sub-advisers. The Trust applied for, and the SEC has granted, an exemptive order with respect to the Funds that permits Envestnet, subject to certain conditions, to terminate existing sub-advisers or hire new sub-advisers for the Funds, to materially amend the terms of particular agreements with sub-advisers or to continue the employment of existing sub-advisers after events that would otherwise cause an automatic termination of a sub-advisory agreement. This arrangement has been approved by the Board of Trustees and each Fund's initial shareholder. The manager of managers structure enables the Funds to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approval of sub-advisory agreements. Neuberger Berman Fixed Income LLC and Schroder Investment Management North America Inc. currently serve as the sub-advisers to the Core Fixed Income Fund. Delaware Management Company, Loomis, Sayles & Company, L.P., Mellon Capital Management Corporation, and Neuberger Berman Management LLC (collectively, the "Sub-Advisers") currently serve as the sub-advisers to the Diversified Equity Fund. There will be no change to the Sub-Advisers as a result of the New Investment Advisory Agreement, or to the sub-advisory agreements between Envestnet and the Sub-Advisers (the "Sub-Advisory Agreements"). However, under the terms of the Sub-Advisory Agreements, the termination of Envestnet's investment advisory agreement will cause the termination of, the Sub-Advisory Agreements. The Board of Trustees has approved the continuation of the Sub-Advisory Agreements, as permitted under the exemptive order, subject to the approval of the New Investment Advisory Agreement at the Special Meeting.

Legal Requirements in Approving the New Investment Advisory Agreement

To avoid disruption of the Funds' investment management and after considering the potential benefits to shareholders of re-engaging Envestnet as the Funds' investment adviser, as discussed more fully below, the Board of Trustees voted unanimously to approve the New Investment Advisory Agreement.

The form of the New Investment Advisory Agreement is attached hereto as **Exhibit A**. The terms of the New Investment Advisory Agreement are substantially similar to the terms of the prior investment advisory agreement (the "Prior Investment Advisory Agreement") with respect to services to be provided by Envestnet compared to those it previously provided. The Prior Investment Advisory Agreement was last submitted to the shareholders of the Core Fixed Income Fund for approval on, and became effective on, September 28, 2007. The Board of Trustees approved the renewal of the Prior Investment Advisory Agreement with respect to the PMC Core Fixed Income Fund for an additional one-year term ending August 31, 2010 at a meeting of the Board of Trustees on August 26, 2009. The Prior Investment Advisory Agreement was last submitted to the shareholders of the Diversified Equity Fund for approval on, and became effective on, August 26, 2009.

The New Investment Advisory Agreement and the Prior Investment Advisory Agreement have identical fee structures for each Fund. There are no material differences between the two agreements, other than their effective dates. The material terms of the New Investment Advisory Agreement and the Prior Investment Advisory Agreement are compared below in the "Summary of the New Investment Advisory Agreement and Prior Investment Advisory Agreement" section.

If a Fund's shareholders do not approve the New Investment Advisory Agreement at the Special Meeting, or at an adjournment of the Special Meeting, the Board of Trustees will consider other alternatives and will make such arrangements for a Fund's investments as it deems appropriate and in the best interests of the Fund, including (without limitation) operating pursuant to an interim agreement under Rule 15a-4 until a permanent agreement is approved by the shareholders of the affected Fund**.**

Compensation Paid to Envestnet

The table below illustrates the base advisory fees paid to the Envestnet under the Prior Investment Advisory Agreement, including reduced fees paid on assets in excess of certain levels (breakpoints):

Proxy Statement 3

Advisory Fee (as a percentage of average daily net assets)

Fund	$2.5 billion or less	More than $2.5 billion but less than $5 billion	$5 billion or more
Core Fixed Income Fund	0.800%	0.775%	0.750%

Fund	$500 million or less	More than $500 million but less than $1 billion	$1 billion or more
Diversified Equity Fund	0.950%	0.925%	0.900%

Subject to the general supervision of the Board of Trustees, Envestnet is responsible for managing the Funds in accordance with their investment objectives and policies using a "manager of managers" approach, and making recommendations with respect to the hiring, termination or replacement of sub-advisers. The fee structure under the New Investment Advisory Agreement with Envestnet will be identical to the fee structure under the Prior Investment Advisory Agreement as set forth above. For the fiscal year ended August 31, 2009, the Funds paid Envestnet investment advisory fees in the amounts shown below.

Management Fees Paid to Envestnet for Fiscal Year Ended August 31, 2009

Core Fixed Income Fund

Advisory Fee	Waiver	Advisory Fee After Waiver
$508,309	$411,153	$97,156

Diversified Equity Fund*

Advisory Fee	Waiver	Advisory Fee after Waiver
$1,557	$25,332	$0

* Diversified Equity Fund commenced operations on August 26, 2009.

In connection with the Prior Investment Advisory Agreement, Envestnet contractually agreed to an operating expense limitation that limited the total annual operating expenses of the Core Fixed Income Fund and the Diversified Equity Fund to 1.00% and 1.40%, respectively, of the Funds' respective average annual net assets. Additionally, in the event the operating expenses of a Fund, as accrued each month, exceeded such Fund's annual expense limitation, Envestnet agreed to pay to such Fund, on a monthly basis, the excess expenses within 30 days of notification that such payment was due. The expense limitation agreed to by Envestnet in connection with the New Investment Advisory Agreement will be identical to the expense limitation agreed to by Envestnet in connection with the Prior Investment Advisory Agreement.

Information about Envestnet

Envestnet is registered with the Securities and Exchange Commission ("SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended. Envestnet's principal office is located at 35 East Wacker Drive, Suite 2400, Chicago, Illinois 60601. As of March 31, 2010, Envestnet and its affiliates managed approximately $10.9 billion of investment assets.

The following table sets forth the name, position and principal occupation of each current director and principal officer of Envestnet. Each individual's address is 35 East Wacker Drive, Suite 2400, Chicago, Illinois 60601.

Name	Position/Principal Occupation
Judson T. Bergman	Chairman, Chief Executive Officer and Director
Brandon R. Thomas	Vice President, Chief Investment Officer and Managing Director
James W. Lumberg	Executive Vice President and Managing Director
William C. Crager	Executive Vice President and Managing Director
Shelly S. O'Brien	Executive Vice President, General Counsel and Secretary
Dale J. Seier	Controller
William V. Rubino, Jr.	Chief Administrative Officer
Eric B. Fowler	Senior Vice President
Charles F. Tennant	Chief Operating Officer
Peter H. Darrigo	Chief Financial Officer
Timothy S. Sterns	Chief Compliance Officer

The following table sets forth the name of each parent company of Envestnet, and the basis of each parent company's control of Envestnet and its parent companies. Each company's address is 35 East Wacker Drive, Suite 2400, Chicago, Illinois 60601.

Name	Basis of Control
Envestnet, Inc.	Sole Parent Company of Envestnet, owning 100% of its outstanding shares
GRP II, L.P.	Shareholder of Envestnet, Inc., owning more than 25% of its outstanding shares
EnvestNet Group, Inc.	Shareholder of Envestnet, Inc., owning more than 25% of its outstanding shares

Summary of the New Investment Advisory Agreement and the Prior Investment Advisory Agreement

A copy of the proposed New Investment Advisory Agreement is attached hereto as **Exhibit A**. The following description is only a summary. However, all material terms of the New Investment Advisory Agreement have been included in this summary. You should refer to **Exhibit A** for the New Investment Advisory Agreement, and the description set forth in this Proxy Statement of the New Investment Advisory Agreement is qualified in its entirety by reference to **Exhibit A**. The investment advisory services to be provided by Envestnet under the New Investment Advisory Agreement **and the fee structure are identical to the services currently provided by Envestnet and the fee structure under the Prior Investment Advisory Agreement**.

Advisory Services. Both the New Investment Advisory Agreement and the Prior Investment Advisory Agreement state that, subject to the supervision and direction of the Board of Trustees, Envestnet will provide for the overall management of the Funds including: (i) furnish the Funds with advice and recommendations with respect to the investment of the Funds' assets and the purchase and sale of portfolio securities for the Funds, including the taking of such steps as may be necessary to implement such advice and recommendations (*i.e.*, placing the orders); (ii) manage and oversee the investments of the Funds, subject to the ultimate supervision and direction of the Board of Trustees; (iii) vote proxies for the Funds, file ownership reports under Section 13 of the Securities Exchange Act of 1934 for the Funds, and take other actions on behalf of the Funds; (iv) maintain the books and records required to be maintained by the Funds except to the extent arrangements have been made for such books and records to be maintained by the administrator or another agent of the Funds; (v) furnish reports, statements and other data on securities, economic conditions and other matters related to the investment of the Funds' assets which the Funds' administrator or distributor or the officers of the Trust may reasonably request; and (vi) render to the Board of Trustees such periodic and special reports with respect to the Funds' investment activities as the Board of Trustees may reasonably request, including at least one in-person appearance annually before the Board of Trustees. Both the Prior Investment Advisory Agreement and New Investment Advisory Agreement provide that Envestnet is authorized to delegate its duties under the agreement to one or more sub-advisers pursuant to a written agreement under which such sub-advisers shall furnish the services specified in the agreement to Envestnet or the PMC Funds. Each agreement provides that Envestnet will continue to have responsibility for all investment advisory services furnished pursuant to any agreement with a sub-adviser.

Other Investment Companied Advised by Envestnet. Envestnet currently acts as adviser to the following registered investment companies having similar investment objectives and policies to those of the Funds. The table below also states the approximate size of the funds as of December 31, 2009, and the current advisory fee rate for the funds as a percentage of average daily net assets. Envestnet has agreed to waive its management fee and/or to reimburse certain operating expenses of these funds, but only to the extent necessary so that each fund's total annual operating expenses, excluding brokerage fees and commissions, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), taxes, any indirect expenses (such as expenses incurred by other investment companies in which the fund may invest), 12b-1 fees, and extraordinary litigation expenses, do not exceed 1.15% of the fund's average daily net assets.

Fund	Net Assets as of 12/31/2009	Advisory Fee Rate
3 to 1 Diversified Equity Fund	$48,772,494.54	1.00%
3 to 1 Strategic Income Fund	$30,333,427.34	1.00%

Brokerage. Both the New Investment Advisory Agreement and the Prior Investment Advisory Agreement provide that Envestnet shall be responsible for decisions to buy and sell securities for the Funds, for broker-dealer selection and for negotiation of brokerage commission rates, provided that the Adviser shall not direct orders to an affiliated person of the Adviser without general prior authorization to use such affiliated broker or dealer from the Board of Trustees. The Adviser's primary consideration in effecting a securities transaction will be execution at the most favorable price. In selecting a broker-dealer to execute each particular transaction, the Adviser may take the following into consideration: the best net price available; the reliability, integrity and financial condition of the broker-dealer; the size of and difficulty in executing the order; and the value of the expected contribution of the broker-dealer to the investment performance of a Fund on a continuing basis. The price to a Fund in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered.

Payment of Expenses. Both the New Investment Advisory Agreement and the Prior Investment Advisory Agreement provide that Envestnet is responsible for providing the personnel, office space and equipment reasonably necessary for the operation of the Funds, the expenses of printing and distributing copies of the Funds' prospectus, SAI, and sales and advertising materials to prospective investors, the costs of any special Board of Trustees meetings or shareholder meetings convened for the primary benefit of the Adviser, and any costs of liquidating or reorganizing a Fund.

Both the New Investment Advisory Agreement and the Prior Investment Advisory Agreement provide that the Funds are responsible for of all of their own expenses, except for those specifically assigned to the Adviser under the advisory agreement, including but not limited to: fees and expenses incurred in connection with the issuance, registration and transfer of its shares; brokerage and commission expenses; all fees and expenses related to Fund custody, shareholder services and Fund accounting; interest charges on any borrowings; costs and expenses of pricing and calculating its daily net asset value and of maintaining its books; insurance premiums on property or personnel of the Funds which inure to its benefit; the cost of preparing and printing regulatory documents and other communications for distribution to existing shareholders; legal, auditing and accounting fees; fees and expenses (including legal fees) of registering and maintaining registration of its shares for sale; all expenses of maintaining and servicing shareholder accounts, and all other charges and costs of its operation plus any extraordinary and non-recurring expenses.

Management Fees. Both the New Investment Advisory Agreement and Prior Investment Advisory Agreement contain an identical fee structure based on the Funds' average daily net assets.

Proxy Statement 6

Duration and Termination. The Prior Investment Advisory Agreement provided that the agreement would become effective at the time each Fund commenced operations. The New Investment Advisory Agreement provides that the agreement will become effective at the time a Fund receives an affirmative vote of a majority of the outstanding voting securities of the Fund. Both the Prior Investment Advisory Agreement and the New Investment Advisory Agreement provide that the agreements will continue in effect for a period of two years, unless sooner terminated, and that they shall continue in effect for successive annual periods, with such continuation to be approved at least annually by the Board of Trustees or by the vote of a majority of the Funds' outstanding securities. Both the Prior Investment Advisory Agreement and the New Investment Advisory Agreement may be terminated at any time, on 60 days' prior written notice, by a Fund (by vote of the Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund) without the payment of a penalty, or by the Adviser at any time, without the payment of a penalty, upon 60 days' prior written notice.

Limitation on Liability and Indemnification. Both the New Investment Advisory Agreement and the Prior Investment Advisory Agreement provide that, in absence of willful misfeasance, bad faith, negligence or reckless disregard of the duties imposed on the Adviser by the agreements, the Adviser will not be subject to liability to the Trust or the Funds for any act or omission in the course of, or connected with, rendering services under the agreement or any losses sustained in the purchase, holding or sale of any security of a Fund.

Board of Trustees Recommendation of Approval

In reaching its decision to recommend the approval of the New Investment Advisory Agreement, the Board of Trustees, including each of the Independent Trustees, met in person at a meeting held on April 20, 2010, during which the Board reviewed materials related to Envestnet. In the course of their review, the Trustees considered their fiduciary responsibilities with regard to all factors deemed to be relevant to the Fund. The Board Trustees also considered other matters, including, but not limited to the following: (1) the quality of services provided to the Funds in the past by Envestnet since the Funds' inception compared to the quality of services expected to be provided to the Funds with Envestnet as the investment adviser going forward; (2) the performance of the Funds while managed by Envestnet; (3) the fact that there are no material differences between the terms of the New Investment Advisory Agreement and terms of the Prior Investment Advisory Agreement; (4) the fact that Envestnet is retaining the Funds' current sub-advisers and portfolio managers to continue managing the Funds, as well as the fact that the Funds will benefit from the depth of investment talent and resources of Envestnet and each of the Funds' sub-advisers; (5) the fact that the fee structure under the New Investment Advisory Agreement will be identical to the fee structure under the Prior Investment Advisory Agreement and that Envestnet has agreed to maintain the Funds' current expense limitation agreement; and (6) other factors deemed relevant.

The Board of Trustees also evaluated the New Investment Advisory Agreement in light of information they had requested and received from Envesnet prior to the April 20, 2010 meeting. The Board of Trustees reviewed these materials with management of Envestnet. Below is a summary of the material factors considered by the Board of Trustees in its deliberations as to whether to approve the New Investment Advisory Agreement, and the Board's conclusions. In their deliberations, the Trustees did not rank the importance of any particular piece of information or factor considered, but considered these matters in their totality.

Nature, Extent and Quality of Services Provided to the Funds. The Trustees considered the nature, extent and quality of services provided by Envestnet to the Funds and the amount of time devoted to the Funds' affairs by Envestnet's staff. The Trustees considered Envestnet's specific responsibilities in all aspects of day-to-day management of the Funds, including the supervision of investment strategies implemented by each of the Funds' sub-advisers, as well as the qualifications of key personnel at Envestnet involved in the day-to-day activities of the Funds. The Trustees reviewed information provided by Envestnet in a due diligence summary, including the structure of Envestnet's compliance program, and a summary detailing the key features of the compliance policies and procedures, and Envestnet's marketing activity and goals and its continuing commitment to the growth of the Funds' assets. The Trustees noted that during the course of the prior year they had met with representatives of Envestnet in person to discuss the Funds' performance and outlook, along with the marketing and compliance efforts made by Envestnet. The Trustees also considered Envestnet's selection and oversight of the Funds' various sub-advisers. The Trustees discussed in detail Envestnet's handling of compliance matters including the reports of the Funds' chief compliance officer to the Board of Trustees on the effectiveness of Envestnet's compliance program and oversight of the compliance programs of the Funds' sub-advisers. The Trustees concluded that Envestnet had sufficient quality and depth of personnel, resources, investment methods and compliance policies and procedures essential to performing its duties under the New Investment Advisory Agreement and managing the Funds under the "manager of managers" structure and that the nature, overall quality and extent of the management services provided to the Funds, as well as Envestnet's compliance policies and procedures, were satisfactory and reliable.

Investment Performance of Envestnet and the Funds. The Trustees discussed the Funds' recent performance and the overall performance by Envestnet since the inception of each Fund. In assessing the quality of the portfolio management services delivered by Envestnet under the "manager of managers" structure, the Trustees also compared the short-term and long-term performance of the Funds on both an absolute basis and in comparison to the Funds' benchmark indexes. The Trustees noted that each Fund's performance was generally in line with its benchmark index, Barclay's Capital Aggregate Bond Index for the Core Fixed Income Fund and the MSCI World Index for the Diversified Equity Fund. After considering all of the information, the Trustees concluded that the performance obtained by Envestnet for the Funds was satisfactory under current market conditions and that Envestnet has developed the necessary expertise and resources in selecting and managing the sub-advisers to the Funds to provide investment advisory services in accordance with each Fund's investment objective and strategy. Although past performance is not a guarantee or indication of future results, the Trustees determined that the Funds and their shareholders were likely to benefit from Envestnet's continued management.

Costs of Service and Profits Realized by Envestnet. The Trustees considered the cost of services and the structure of Envestnet's fees, including a review of the expense analyses and other pertinent material with respect to the Funds. The Trustees reviewed the related statistical information and other materials provided, including the comparative expenses, expense components and peer group selections. The Trustees considered data relating to the cost structure of the Funds relative to their peer groups, as compiled by Lipper, Inc., as well as the fee waivers and expense reimbursements by Envestnet. In reviewing the Funds' fees and total expense structure, the Trustees took into account the Funds' "manager of managers" structure, noting that Envestnet pays each of the Funds' sub-advisory fees out of its own advisory fees, and that the Funds were not directly responsible for payment of any sub-advisory fees.

The Trustees also considered the overall profitability of Envestnet, reviewing Envestnet's financial information and noting that Envestnet had subsidized the Funds' operations since their inception and had not yet recouped those subsidies. The Trustees also examined the level of profits that could be expected to accrue to Envestnet from the fees payable under the New Investment Advisory Agreement and the expense subsidization undertaken by Envestnet. These considerations were based on materials requested by the Trustees and the Funds' administrator specifically for the April 20, 2010 meeting at which the New Investment Advisory Agreement was formally considered.

The Trustees concluded that the Funds' expenses and the advisory fees payable to Envestnet were fair and reasonable in light of the comparative expense information and considering the Funds' "manager of managers" structure. The Trustees further concluded that Envestnet's profit from sponsoring the Funds had not been, and currently was not, excessive and that Envestnet had maintained adequate profit levels to support the services to the Funds.

Extent of Economies of Scale as the Funds Grow. The Trustees compared the Funds' expenses relative to their peer groups and discussed realized and potential economies of scale. The Trustees also reviewed the structures of each Fund's advisory fee and whether each Fund was large enough to generate economies of scale for shareholders or whether economies of scale would be expected to be realized as the Funds' assets grow (and if so, how whose economies of scale were being or would be shared with shareholders). The Trustees reviewed all fee waivers and expense reimbursements by Envestnet with respect to the Funds. The Trustees noted that the Funds' advisory fee structures allowed for breakpoint reductions as the Funds' assets grow in size. The Trustees concluded that Envestnet's advisory fee structure and any applicable expense waivers were reasonable and reflect a sharing of economies of scale between Envestnet and the Funds at the Funds' current asset levels.

Benefits Derived from the Relationship with the Funds. The Trustees considered the direct and indirect benefits that could be realized by Envestnet from its association with the Funds, including Envestnet's summary of "fall-out" benefits. The Trustees also noted that Envestnet receives no soft dollar benefits with respect to its management of the Funds. The Trustees concluded that any benefits Envestnet received from its management of the Funds, including increased name recognition or greater exposure to press coverage, appear to be reasonable, and in many cases may benefit the Fund.

No single factor was determinative in the Board of Trustees decision to approve the New Investment Advisory Agreement for the Funds, but rather the Board of Trustees based its determination on the total mix of information available to the Trustees. Based on a consideration of all the factors in their totality, the Board of Trustees determined that the New Investment Advisory Agreement, including the advisory fees, was fair and reasonable. The Board of Trustees therefore determined that the approval of the New Advisory Agreement for the Funds would be in the best interest of the Funds and their shareholders.

Vote Required

Approval of the proposal to approve the New Investment Advisory Agreement in order to re-engage Envestnet as the investment adviser for the Funds requires the vote of the "majority of the outstanding voting securities" of each Fund. Under the 1940 Act, a "majority of the outstanding voting securities" is defined as the lesser of: (1) 67% or more of the voting securities of a Fund entitled to vote present in person or by proxy at the Special Meeting, if the holders of more than 50% of the outstanding voting securities entitled to vote thereon are present in person or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund entitled to vote thereon.

Based on all of the foregoing, the Trustees recommend that shareholders of the Funds vote FOR the approval of the New Investment Advisory Agreement.

OTHER BUSINESS

The Board of Trustees knows of no other business to be brought before the Special Meeting. However, if any other matters properly come before the Special Meeting, proxies that do not contain specific instructions to the contrary will be voted on such matters in accordance with the judgment of the persons designated therein.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Funds do not hold annual shareholder meetings. Shareholders wishing to submit proposals for inclusion in a proxy statement for a shareholder meeting should send their written proposals to the Secretary of the Trust, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701. Proposals must be received a reasonable time prior to the date of a meeting of shareholders to be considered for inclusion in the proxy materials for the meeting. Timely submission of a proposal does not, however, necessarily mean the proposal will be included.

NOTICE TO BANKS, BROKER-DEALERS AND

VOTING TRUSTEES AND THEIR NOMINEES

Banks, broker-dealers, voting trustees and their nominees should advise the Funds, in care of U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202, whether other persons are beneficial owners of shares held in their names for which proxies are being solicited and, if so, the number of copies of the Proxy Statement they wish to receive in order to supply copies to the beneficial owners of the respective shares.

ADDITIONAL INFORMATION

Any Purchases or Sales of Securities of Envestnet

Since the beginning of the most recently completed fiscal year, no Trustee has made any purchases or sales of securities of Envestnet or any of its affiliated companies.

Voting Securities, Principal Shareholders and Management Ownership

Shareholders of the Funds at the close of business on March 31, 2010, will be entitled to be present and vote at the Special Meeting. As of that date, the Funds had the following number of shares outstanding:

Fund Shares Outstanding as of March 31, 2010
Core Fixed Income Fund: 3,745,705.797
Diversified Equity Fund: 3,829,207.961

Management Ownership. As of December 31, 2009, no officer or trustee of the Trust as a group owned of record or beneficially any of the Funds' outstanding shares. Furthermore, neither the Trustees nor members of their immediate family own securities beneficially or of record in the Adviser, the Funds' principal underwriter or any of their affiliates. Accordingly, neither the Trustees nor members of their immediate family, have a direct or indirect interest, the value of which exceeds $120,000, in the Adviser, the Funds' principal underwriter or any of their affiliates. In addition, during the most recently completed calendar year, neither the Trustees nor members of their immediate families have conducted any transactions (or series of transactions) in which the amount involved exceeded $120,000 and to which the Adviser, the Funds' principal underwriter or any of their affiliates was a party.

Control Persons and Principal Shareholders. A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of a Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a Fund or acknowledges the existence of control. As of March 31, 2010 there were no shareholders considered to be either a control person or principal shareholder of the Funds.

Portfolio Transactions

The Funds do not allocate portfolio brokerage on the basis of the sales of the Funds' shares. Brokerage firms whose customers purchase shares of the Funds may participate in brokerage commissions, but only pursuant to the Funds' "Policy with Respect to Allocation of Brokerage to Compensate for Distribution of Fund Shares." The Funds do not execute portfolio transactions through affiliated brokers.

Solicitation of Proxies and Voting

The solicitation is being made primarily by the mailing of this Proxy Statement, along with a notice of the Special Meeting and proxy card, on or about May 5, 2010. Supplementary solicitations may be made by mail, telephone, telegraph, facsimile, electronic means or personal interview by representatives of the Funds. In addition, Broadridge Financial Solutions, Inc. may be paid on a per-call basis to solicit shareholders by telephone on behalf of the Funds. The Funds may also arrange to have votes recorded by telephone.

Voting instructions may be revoked at any time prior to the final vote at the Special Meeting by: (1) written instruction addressed to Rachel A. Spearo, Secretary, Trust for Professional Managers, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701; (2) attendance at the Special Meeting and voting in person; or (3) by proper execution and return of a new proxy card (if received in time to be voted). Mere attendance at the Special Meeting will not revoke voting instructions.

If the Funds record votes by telephone or through the Internet, they will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been properly recorded. Proxies voted by telephone or through the Internet may be revoked at any time before they are voted in the same manner that proxies voted by mail may be revoked.

The Funds expect that, before the Special Meeting, broker-dealer firms holding shares of the Funds in "street name" for their customers will request voting instructions from their customers and beneficial owners. If these instructions are not received by the date specified in the broker-dealer firms' proxy solicitation materials, these shares will be considered "broker non-votes." Broker non-votes will be counted as present for purposes of determining quorum, but will not count towards the number of votes in favor of the approval of the New Investment Advisory Agreement, which means they will have the effect of a vote against this proposal. With respect to any other business that may properly come before the Special Meeting, the effect of broker non-votes will be dependent upon the vote that is required to approve such proposal.

All proxies solicited by the Board of Trustees that are properly executed and received by the Trust's Secretary prior to the Special Meeting, and are not revoked, will be voted at the Special Meeting. Shares represented by such proxies will be voted in accordance with the instructions on the proxies. If no instruction is made on a properly executed proxy, it will be voted FOR the proposal. All shares that are voted and all votes to ABSTAIN will be counted towards establishing a quorum, but abstentions will not count toward the number of votes in favor of approval of the New Investment Advisory Agreement, which means they will have the effect of a vote against the proposal.

With respect to shares held in individual retirement accounts (including Traditional, Rollover, SEP, SARSEP, Roth and SIMPLE IRAs), the IRA Custodian will vote those shares for which it has received instructions from shareholders in accordance with such instructions. If IRA shareholders do not vote their shares, the IRA Custodian will vote their shares for them in the same proportion as other IRA shareholders have voted.

A quorum is one-third of outstanding shares entitled to vote in person or by proxy at the Special Meeting. If a quorum is not present for a Fund at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve a proposal are not received on behalf of a Fund, or if other matters arise requiring shareholder attention, the persons named as proxy agents may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to such Fund. Any such adjournment will require the affirmative vote of a majority of those shares present at the Special Meeting or represented by proxy. When voting on a proposed adjournment, the persons named as proxy agents will vote FOR the proposed adjournment all shares that they are entitled to vote with respect to the proposal, unless directed to vote AGAINST the proposed adjournment.

Shareholders of record of the Funds at the close of business on March 31, 2010 will be entitled to vote at the Special Meeting. Other than any principal shareholders disclosed above, to the knowledge of the Funds no other shareholder owned of record or beneficially more than 5% of the outstanding shares of the Funds on that date. Each whole share you hold as of the close of business on the Record Date is entitled to one vote, and each fractional share is entitled to a proportionate fractional vote.

The Funds expect that the solicitation will be primarily by mail, but also may include telephone, facsimile or oral solicitations. If the Funds do not receive your proxy by a certain time, you may receive a telephone call from Broadridge Financial Solutions, Inc., Trust officers, employees or agents asking you to vote. The Funds do not reimburse officers of the Trust, or regular employees and agents involved in the solicitation of proxies.

The expenses incurred in connection with preparing this Proxy Statement and its enclosures and all related legal and solicitations expenses will be paid by Envestnet.

Service Providers

The Funds' investment adviser is Envestnet Asset Management, Inc., located at 35 East Wacker Drive, Suite 2400, Chicago, Illinois 60601. The Fund's administrator, fund accountant, and transfer agent is U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202. U.S. Bank, N.A., 1555 North RiverCenter Drive, Suite 302, Milwaukee, Wisconsin 53212, serves as the Fund's Custodian. Foreside Fund Services, LLC located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Fund's principal underwriter.

Householding

If possible, depending on shareholder registration and address information, and unless you have otherwise opted out, only one copy of this Proxy Statement will be sent to shareholders at the same address. However, each shareholder will receive separate proxy cards. If you would like to receive a separate copy of the Proxy Statement, please call (866) PMC-7338 or write to the Funds c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701. If you currently receive multiple copies of Proxy Statements or shareholder reports and would like to request to receive a single copy of documents in the future, please call the toll-free number or write to the address above..

Proxy Statement   12

TRUST FOR PROFESSIONAL MANAGERS

INVESTMENT ADVISORY AGREEMENT

PMC FUNDS

    THIS INVESTMENT ADVISORY AGREEMENT is made as of the __ day of _____ 2010, by and between Trust for Professional Managers (hereinafter called the "Trust"), on behalf of the series of the Trust listed on Schedule A hereto (each a "Fund," collectively the "Funds" or "PMC Funds"), and Envestnet Asset Management, Inc. (hereinafter called the "Adviser").

WITNESSETH:

    WHEREAS, the Trust is an open-end management investment company, registered as such under the Investment Company Act of 1940 (the "Investment Company Act"); and

    WHEREAS, each Fund is a series of the Trust having separate assets and liabilities; and

    WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and is engaged in the business of supplying investment advice as an independent contractor; and

    WHEREAS, the Trust desires to retain the Adviser to render advice and services to the PMC Funds pursuant to the terms and provisions of this Agreement, and the Adviser desires to furnish said advice and services;

    NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties to this Agreement, intending to be legally bound hereby, mutually agree as follows:

    1. APPOINTMENT OF ADVISER. The Trust hereby employs the Adviser and the Adviser hereby accepts such employment, to render investment advice and related services with respect to the assets of the Funds for the period and on the terms set forth in this Agreement, subject to the supervision and direction of the Trust's Board of Trustees.

    2. DUTIES OF ADVISER.

    (a) **GENERAL DUTIES.** The Adviser shall act as investment adviser to the Funds and shall supervise investments of the Funds on behalf of the Funds in accordance with the investment objectives, policies and restrictions of the Funds as set forth in the PMC Funds' and Trust's governing documents, including, without limitation, the Trust's Agreement and Declaration of Trust and By-Laws; the PMC Funds' prospectus, statement of additional information and undertakings; and such other limitations, policies and procedures as the Trustees may impose from time to time in writing on the Adviser. In providing such services, the Adviser shall at all times adhere to the provisions and restrictions contained in the federal securities laws, applicable state securities laws, the Internal Revenue Code, the Uniform Commercial Code and other applicable law. The Adviser is authorized to delegate its duties hereunder to a sub-adviser pursuant to a written agreement under which the sub-adviser shall furnish the services specified therein to the Adviser or the PMC Funds. The Adviser will continue to have responsibility for all investment advisory services furnished pursuant to any agreement with a sub-adviser (each, a "Sub-Adviser").

    Without limiting the generality of the foregoing, the Adviser shall: (i) furnish the Funds with advice and recommendations with respect to the investment of the Funds' assets and the purchase and sale of portfolio securities for the Funds, including the taking of such steps as may be necessary to implement such advice and recommendations (*i.e.*, placing the orders); (ii) manage and oversee the investments of the Funds, subject to the ultimate supervision and direction of the Trust's Board of Trustees; (iii) make recommendations with respect to the hiring, termination and replacement of sub-advisers; (iv) vote proxies for the Funds, file ownership reports under Section 13 of the Securities Exchange Act of 1934 for the Funds, and take other actions on behalf of the Funds; (v) maintain the books and records required to be maintained by the Funds except to the extent arrangements have been made for such books and records to be maintained by the administrator or another agent of the Funds; (vi) furnish reports, statements and other data on securities, economic conditions and other matters related to the investment of the Funds' assets which the Funds' administrator or distributor or the officers of the Trust may reasonably request; and (vii) render to the Trust's Board of Trustees such periodic and special reports with respect to the Funds' investment activities as the Board may reasonably request, including at least one in-person appearance annually before the Board of Trustees.

(b) **BROKERAGE.** The Adviser shall be responsible for decisions to buy and sell securities for the Funds, for broker-dealer selection, and for negotiation of brokerage commission rates, provided that the Adviser shall not direct orders to an affiliated person of the Adviser without general prior authorization to use such affiliated broker or dealer by the Trust's Board of Trustees. The Adviser's primary consideration in effecting a securities transaction will be execution at the most favorable price. In selecting a broker-dealer to execute each particular transaction, the Adviser may take the following into consideration: the best net price available; the reliability, integrity and financial condition of the broker-dealer; the size of and difficulty in executing the order; and the value of the expected contribution of the broker-dealer to the investment performance of the Funds on a continuing basis. The price to the Funds in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered.

Subject to such policies as the Board of Trustees of the Trust may determine and consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended, the Adviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused the Fund to pay a broker or dealer that provides (directly or indirectly) brokerage or research services to the Adviser an amount of commission for effecting a portfolio transaction in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's overall responsibilities with respect to the Trust. Subject to the same policies and legal provisions, the Adviser is further authorized to allocate the orders placed by it on behalf of the Funds to such brokers or dealers who also provide research or statistical material, or other services, to the Trust, the Adviser, or any affiliate of either. Such allocation shall be in such amounts and proportions as the Adviser shall determine, and the Adviser shall report on such allocations regularly to the Trust, indicating the broker-dealers to whom such allocations have been made and the basis therefor.

On occasions when the Adviser deems the purchase or sale of a security to be in the best interest of a Fund as well as of other clients, the Adviser, to the extent permitted by applicable laws and regulations, may aggregate the securities to be so purchased or sold in order to obtain the most favorable price or lower brokerage commissions and the most efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Funds and to such other clients.

3. REPRESENTATIONS OF THE ADVISER.

(a) The Adviser shall use its best judgment and efforts in rendering the advice and services to the Funds as contemplated by this Agreement.

(b) The Adviser shall maintain all licenses and registrations necessary to perform its duties hereunder in good order.

(c) The Adviser shall conduct its operations at all times in conformance with the Advisers Act, the Investment Company Act, and any other applicable state and/or self-regulatory organization regulations.

4. INDEPENDENT CONTRACTOR. The Adviser shall, for all purposes herein, be deemed to be an independent contractor, and shall, unless otherwise expressly provided and authorized to do so, have no authority to act for or represent the Trust in any way, or in any way be deemed an agent for the Trust. It is expressly understood and agreed that the services to be rendered by the Adviser to the Funds under the provisions of this Agreement are not to be deemed exclusive, and the Adviser shall be free to render similar or different services to others so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

5. ADVISER'S PERSONNEL. The Adviser shall, at its own expense, maintain such staff and employ or retain such personnel and consult with such other persons as it shall from time to time determine to be necessary to the performance of its obligations under this Agreement. Without limiting the generality of the foregoing, the staff and personnel of the Adviser shall be deemed to include persons employed or retained by the Adviser to furnish statistical information, research, and other factual information, advice regarding economic factors and trends, information with respect to technical and scientific developments, and such other information, advice and assistance as the Adviser or the Trust's Board of Trustees may desire and reasonably request and any compliance staff and personnel required by the Adviser.

6. EXPENSES.

(a) With respect to the operation of the Funds, the Adviser shall be responsible for (i) the Funds' organizational expenses, (ii) providing the personnel, office space and equipment reasonably necessary for the operation of the Funds, (iii) the expenses of printing and distributing extra copies of the Funds' prospectus, statement of additional information, and sales and advertising materials (but not the legal, auditing or accounting fees attendant thereto) to prospective investors (but not to existing shareholders) to the extent such expenses are not covered by any applicable plan adopted pursuant to Rule 12b-1 under the Investment Company Act, (iv) the costs of any special Board of Trustees meetings or shareholder meetings convened for the primary benefit of the Adviser, and (v) any costs of liquidating or reorganizing a Fund (unless such cost is otherwise allocated by the Board of Trustees). If the Adviser has agreed to limit the operating expenses of the Funds, the Adviser shall also be responsible on a monthly basis for any operating expenses that exceed the agreed upon expense limit.

(b) The Funds are responsible for and have assumed the obligation for payment of all of their expenses, other than as stated in Subparagraph 6(a) above, including but not limited to: fees and expenses incurred in connection with the issuance, registration and transfer of its shares; brokerage and commission expenses; all expenses of transfer, receipt, safekeeping, servicing and accounting for the cash, securities and other property of the Trust for the benefit of the Funds including all fees and expenses of their custodian, shareholder services agent and accounting services agent; interest charges on any borrowings; costs and expenses of pricing and calculating its daily net asset value and of maintaining its books of account required under the Investment Company Act; taxes, if any; a pro rata portion of expenditures in connection with meetings of a Fund's shareholders and the Trust's Board of Trustees that are properly payable by the Funds; salaries and expenses of officers of the Trust, including without limitation the Trust's Chief Compliance Officer, and fees and expenses of members of the Trust's Board of Trustees or members of any advisory board or committee who are not members of, affiliated with or interested persons of the Adviser; insurance premiums on property or personnel of the Funds which inure to its benefit, including liability and fidelity bond insurance; the cost of preparing and printing reports, proxy statements, prospectuses and statements of additional information of the Funds or other communications for distribution to existing shareholders; legal, auditing and accounting fees; all or any portion of trade association dues or educational program expenses determined appropriate by the Board of Trustees; fees and expenses (including legal fees) of registering and maintaining registration of its shares for sale under federal and applicable state and foreign securities laws; all expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Funds, if any; and all other charges and costs of its operation plus any extraordinary and non-recurring expenses, except as herein otherwise prescribed.

(c) The Adviser may voluntarily absorb certain Fund expenses or waive the Adviser's own advisory fee.

(d) To the extent the Adviser incurs any costs by assuming expenses which are an obligation of the Funds as set forth herein, the Funds shall promptly reimburse the Adviser for such costs and expenses, except to the extent the Adviser has otherwise agreed to bear such expenses. To the extent the services for which a Fund is obligated to pay are performed by the Adviser, the Adviser shall be entitled to recover from such Fund to the extent of the Adviser's actual costs for providing such services. In determining the Adviser's actual costs, the Adviser may take into account an allocated portion of the salaries and overhead of personnel performing such services.

(e) The Adviser may not pay fees in addition to any Fund distribution or servicing fees to financial intermediaries, including without limitation banks, broker-dealers, financial advisers, or pension administrators, for sub-administration, sub-transfer agency or any other shareholder servicing or distribution services associated with shareholders whose shares are held in omnibus or other group accounts, except with the prior authorization of the Trust's Board of Trustees. Where such arrangements are authorized by the Trust's Board of Trustees, the Adviser shall report regularly to the Trust on the amounts paid and the relevant financial institutions.

7. INVESTMENT ADVISORY AND MANAGEMENT FEE.

(a) Each Fund shall pay to the Adviser, and the Adviser agrees to accept, as full compensation for all investment management and advisory services furnished or provided to such Fund pursuant to this Agreement, an annual management fee at the rate set forth in Schedule A to this Agreement.

(b) The management fee shall be accrued daily by each Fund and paid to the Adviser on the first business day of the succeeding month.

(c) The initial fee under this Agreement shall be payable on the first business day of the first month following the effective date of this Agreement and shall be prorated as set forth below. If this Agreement is terminated prior to the end of any month, the fee to the Adviser shall be prorated for the portion of any month in which this Agreement is in effect which is not a complete month according to the proportion which the number of calendar days in the month during which the Agreement is in effect bears to the number of calendar days in the month, and shall be payable within ten (10) days after the date of termination.

(d) The fee payable to the Adviser under this Agreement will be reduced to the extent of any receivable owed by the Adviser to a Fund and as required under any expense limitation applicable to the Funds.

(e) The Adviser voluntarily may reduce any portion of the compensation or reimbursement of expenses due to it pursuant to this Agreement and may agree to make payments to limit the expenses which are the responsibility of the Funds under this Agreement. Any such reduction or payment shall be applicable only to such specific reduction or payment and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Adviser hereunder or to continue future payments. Any such reduction will be agreed to prior to accrual of the related expense or fee and will be estimated daily and reconciled and paid on a monthly basis.

(f) Any such reductions made by the Adviser in its fees or payment of expenses which are a Fund's obligation are subject to reimbursement by such Fund to the Adviser, if so requested by the Adviser, in subsequent fiscal years if the aggregate amount actually paid by such Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on that Fund's expenses. Under the expense limitation agreement, the Adviser may recoup reimbursements made in any fiscal year of a Fund over the following three fiscal years. Any such reimbursement is also contingent upon Board of Trustees review and approval at the time the reimbursement is made. Such reimbursement may not be paid prior to a Fund's payment of current ordinary operating expenses.

(g) The Adviser may agree not to require payment of any portion of the compensation or reimbursement of expenses otherwise due to it pursuant to this Agreement. Any such agreement shall be applicable only with respect to the specific items covered thereby and shall not constitute an agreement not to require payment of any future compensation or reimbursement due to the Adviser hereunder.

8. NO SHORTING; NO BORROWING. The Adviser agrees that neither it nor any of its officers or employees shall take any short position in the shares of the Funds. This prohibition shall not prevent the purchase of such shares by any of the officers or employees of the Adviser or any trust, pension, profit-sharing or other benefit plan for such persons or affiliates thereof, at a price not less than the net asset value thereof at the time of purchase, as allowed pursuant to rules promulgated under the Investment Company Act. The Adviser agrees that neither it nor any of its officers or employees shall borrow from the Funds or pledge or use a Fund's assets in connection with any borrowing not directly for such Fund's benefit. For this purpose, failure to pay any amount due and payable to a Fund for a period of more than thirty (30) days shall constitute a borrowing. The foregoing shall not be construed as barring or prohibiting the Adviser from making investments that are consistent with the investment guidelines and policies described in the Fund's currently effective Prospectus and Statement of Additional Information, or otherwise performing its duties as set forth in this Agreement and shall not be construed as prohibiting the Adviser from involvement in a securities lending program for the benefit of the Fund.

9. CONFLICTS WITH TRUST'S GOVERNING DOCUMENTS AND APPLICABLE LAWS. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust's Agreement and Declaration of Trust, By-Laws, or any applicable statute or regulation, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust and Funds. In this connection, the Adviser acknowledges that the Trustees retain ultimate plenary authority over the Funds and may take any and all actions necessary and reasonable to protect the interests of shareholders.

10. REPORTS AND ACCESS. The Adviser agrees to supply such information to the Funds' administrator and to permit such compliance inspections by the Funds' administrator as shall be reasonably necessary and at mutually agreed upon times to permit the administrator to satisfy its obligations and respond to the reasonable requests of the Trustees.

11. ADVISER'S LIABILITIES AND INDEMNIFICATION.

(a) The Adviser shall have responsibility for the accuracy and completeness (and liability for the lack thereof) of the statements in the Funds' offering materials (including the prospectus, the statement of additional information, advertising and sales materials), except for information supplied by the administrator or the Trust or another third party for inclusion therein.

(b) The Adviser shall be liable to the Funds for any loss (including brokerage charges) incurred by the Funds as a result of any improper investment made by the Adviser.

(c) In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties hereunder on the part of the Adviser, the Adviser shall not be subject to liability to the Trust or the Funds or to any shareholder of a Fund for any losses due to any improper act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security by a Fund. Notwithstanding the foregoing, federal securities laws and certain state laws impose liabilities under certain circumstances on persons who have acted in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any rights which the Trust, the Funds or any shareholder of a Fund may have under any federal securities law or state law.

(d) Each party to this Agreement shall indemnify and hold harmless the other party and the shareholders, directors, officers and employees of the other party (any such person, an "Indemnified Party") against any loss, liability, claim, damage or expense (including the reasonable cost of investigating and defending any alleged loss, liability, claim, damage or expenses and reasonable counsel fees incurred in connection therewith) arising out of the Indemnified Party's performance or non-performance of any duties under this Agreement provided, however, that nothing herein shall be deemed to protect any Indemnified Party against any liability to which such Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties under this Agreement.

(e) No provision of this Agreement shall be construed to protect any Trustee or officer of the Trust, or officer of the Adviser, from liability in violation of Sections 17(h) and (i) of the Investment Company Act.

12. NON-EXCLUSIVITY; TRADING FOR ADVISER'S OWN ACCOUNT. The Trust's employment of the Adviser is not an exclusive arrangement. The Trust may from time to time employ other individuals or entities to furnish it with the services provided for herein. Likewise, the Adviser may act as investment adviser for any other person, and shall not in any way be limited or restricted from buying, selling or trading any securities for its or their own accounts or the accounts of others for whom it or they may be acting, provided, however, that the Adviser expressly represents that it will not knowingly undertake activities which will adversely affect the performance of its obligations to the Funds under this Agreement; and provided further that the Adviser will adhere to a code of ethics governing employee trading and trading for proprietary accounts that conforms to the requirements of the Investment Company Act and the Advisers Act and has been approved by the Trust's Board of Trustees.

13. TERM.

(a) This Agreement shall become effective with respect to the Funds at the time the Funds commence operations pursuant to an effective amendment to the Trust's Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of two years from that date, unless sooner terminated as hereinafter provided. This Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved for a Fund at least annually by (i) the Board of Trustees of the Trust or by the vote of a majority of the outstanding voting securities of such Fund and (ii) the vote of a majority of the Trustees of the Trust who are not parties to this Agreement nor interested persons thereof, cast in person at a meeting called for the purpose of voting on such approval. The terms "majority of the outstanding voting securities" and "interested persons" shall have the meanings as set forth in the Investment Company Act.

(b) The Funds may use the names "PMC Funds" or any name derived from or using the name "PMC Funds" only for so long as this Agreement or any extension, renewal or amendment hereof remains in effect. Within sixty (60) days from such time as this Agreement shall no longer be in effect, the Funds shall cease to use such a name or any other name connected with the Adviser.

14. TERMINATION; NO ASSIGNMENT.

(a) This Agreement may be terminated by the Trust on behalf of a Fund at any time without payment of any penalty, by the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of such Fund, upon sixty (60) days' written notice to the Adviser, and by the Adviser upon sixty (60) days written notice to such Fund. In the event of a termination, the Adviser and Trust shall cooperate in the orderly transfer of such Fund's affairs and, at the request of the Board of Trustees, transfer any and all books and records of such Fund maintained by the Adviser on behalf of such Fund.

(b) This Agreement shall terminate automatically in the event of any transfer or assignment thereof, as defined in the Investment Company Act.

15. NONPUBLIC PERSONAL INFORMATION. Subject to the limitations of subsection 15(b) of this Agreement, but otherwise notwithstanding any provision herein to the contrary, the Adviser hereto agrees on behalf of itself and its directors, trustees, shareholders, officers, and employees (1) to treat confidentially (a) all records and other information relative to the Funds' prior, present, or potential shareholders (and clients of said shareholders) and (b) any Nonpublic Personal Information, as defined under Section 248.3(t) of Regulation S-P ("Regulation S-P"), promulgated under the Gramm-Leach-Bliley Act (the "G-L-B Act"), and (2) except after prior notification to and approval in writing by the Trust, not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, or as otherwise permitted by Regulation S-P or the G-L-B Act, and if in compliance therewith, the privacy policies adopted by the Trust and communicated in writing to the Adviser. Such written approval shall not be unreasonably withheld by the Trust and may not be withheld where the Adviser may be exposed to civil or criminal contempt or other proceedings for failure to comply after being requested to divulge such information by duly constituted authorities.

(b) Notwithstanding the foregoing, the Trust and Adviser acknowledge that many prior, present, or potential shareholders (and clients of said shareholders) will also be customers of Adviser for financial service programs and advisory products other than those contemplated under this Agreement, ("Adviser Customers"). For such Adviser Customers, the Trust and Adviser agree that Section 15 (a) is not intended to limit Adviser's ability to conduct business relationships with Adviser Customers independent of the Trust or this Agreement, so long as information the Adviser received about the Adviser Customer was not derived from the Fund. In addition, Section 15(a) is not intended to confer proprietary ownership of Adviser Customer information onto the Trust.

16. ANTI-MONEY LAUNDERING COMPLIANCE. The Adviser acknowledges that, in compliance with the Bank Secrecy Act, as amended, the USA PATRIOT Act, and any implementing regulations thereunder (together, "AML Laws"), the Trust has adopted an Anti-Money Laundering Policy. The Adviser agrees to comply with the Trust's Anti-Money Laundering Policy and the AML Laws, as the same may apply to the Adviser, now and in the future. The Adviser further agrees to provide to the Trust and/or the Administrator such reports, certifications and contractual assurances as may be reasonably requested by the Trust. The Trust may disclose information regarding the Adviser to governmental and/or regulatory or self-regulatory authorities to the extent required by applicable law or regulation and may file reports with such authorities as may be required by applicable law or regulation.

17. CERTIFICATIONS; DISCLOSURE CONTROLS AND PROCEDURES. The Adviser acknowledges that, in compliance with the Sarbanes-Oxley Act, and the implementing regulations promulgated thereunder, the Trust and the Funds are required to make certain certifications and have adopted disclosure controls and procedures. To the extent reasonably requested by the Trust, the Adviser agrees to use its best efforts to assist the Trust and the Funds in complying with the Sarbanes-Oxley Act and implementing the Trust's disclosure controls and procedures. The Adviser agrees to inform the Trust of any material development related to a Fund that the Adviser reasonably believes is relevant to such Fund's certification obligations under the Sarbanes-Oxley Act.

18. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

19. CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

20. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act and the Advisers Act and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSSIONAL MANAGERS **on behalf of the** **PMC Funds**	**ENVESTNET ASSET MANAGEMENT, INC.**
By: _____	By: _____
Name: Joseph C. Neuberger	Name: Brandon Thomas
Title: President	Title: Chief Investment Officer

Series of Trust for Professional Managers and Annual Fee rate
----

Advisory Fee (as a percentage of average daily net assets)

Fund	$2.5 billion or less	More than $2.5 billion but less than $5 billion	Over $5 billion
PMC Core Fixed Income Fund	0.800%	0.775%	0.750%

	$500 million or less	More than $500 million but less than $1 billion	$1 billion or More
PMC Diversified Equity Fund	0.950%	0.925%	0.900%

PROXY TABULATOR
P.O. BOX 9112
FARMINGDALE, NY 11735

Proxy Card   **PMC CORE FIXED INCOME FUND**   Proxy Card
PMC DIVERSIFIED EQUITY FUND

each a Series of Trust for Professional Managers

SPECIAL MEETING OF SHAREHOLDERS — JUNE 11, 2010

The undersigned hereby constitutes and appoints John P. Buckel and Jennifer A. Lima, their designees or any one of them, with power of substitution and re-substitution, as proxies to appear and vote all of the shares of beneficial interest in the name of the undersigned on the record date of the Special Meeting of shareholders of the PMC Core Fixed Income Fund and the PMC Diversified Equity Fund (collectively, the "PMC Funds"), each a series of Trust for Professional Managers (the "Trust"), or at any adjournment thereof; and the undersigned hereby instructs said proxies to vote as indicated on this proxy card. The undersigned hereby revokes any prior proxy to vote at such Special Meeting, and hereby ratifies and confirms all that said attorneys and proxies, or any of them, may lawfully do by virtue thereof.

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUST'S BOARD OF TRUSTEES.

PLEASE VOTE, SIGN AND DATE THIS VOTING INSTRUCTION AND RETURN IT IN THE ENCLOSED ENVELOPE.

THESE VOTING INSTRUCTIONS WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THIS VOTING INSTRUCTION WILL BE VOTED "FOR" THE PROPOSAL.

To obtain directions to attend the Special Meeting, please call 1-866-412-CORE (1-866-412-2673).

Date _____

Signature   *(Sign in the Box)*

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice of Special Meeting of Shareholders and Proxy Statement is available at www.proxyvote.com.

Your vote is important - please vote your shares promptly.

Please fill in box(es) as shown using black or blue ink or number 2 pencil. ☒
PLEASE DO NOT USE FINE POINT PENS.

The Board of Trustees recommends you vote FOR the following proposal:	FOR	AGAINST	ABSTAIN
1. To approve an Investment Advisory Agreement between Envestnet Asset Management, Inc. and the Trust on behalf of the Funds.	☐	☐	☐
2. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.			

IMPORTANT

IN ORDER TO AVOID THE DELAY AND EXPENSE OF FURTHER SOLICITATION, WE STRONGLY URGE YOU TO REVIEW, COMPLETE AND RETURN YOUR BALLOT AS SOON AS POSSIBLE. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE SIGN AND DATE BELOW BEFORE MAILING.